Exhibit 12.1
Computation of Ratios of Earnings to Fixed Charges
(In thousands) (unaudited)

	Year Ended December 31,					Three months ended March 31,
	2005	2006	2007	2008	2009	2009	2010

Earnings

(Loss) income before income taxes and noncontrolling interests	$(25,705)	$(28,580)	$8,991	$(74,149)	$(26,038)	$(29,270)	$57,230
Plus:

Equity loss (earnings)	4,100	(1,986)	—	—	—	—	—

Fixed charges	17,521	50,354	70,791	73,105	70,070	17,961	10,456

Capitalized interest	(211)	(1,740)	(363)	—	—	—	—

Noncontrolling interests	(34)	66	—	—	—	—	—

Total earnings	$(4,329)	$18,114	$79,419	$(1,044)	$44,032	$(11,309)	$67,686

Fixed Charges

Interest Expense	$15,255	$46,594	$65,888	$69,720	$66,705	$17,179	$9,620

Capitalized Interest	211	1,740	363	—	—	—	—
Rental expense representative of interest factor	2,055	2,020	4,540	3,385	3,365	782	836

Total fixed charges	$17,521	$50,354	$70,791	$73,105	$70,070	$17,961	$10,456

Ratio of earnings to fixed charges	—	—	1.1	—	—	—	6.5

Deficiency	$21,850	$32,240		$74,149	$26,038	$29,270